UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                            Commission File Number: 1-000052

                           NOTIFICATION OF LATE FILING

         (Check One):
         |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

         For Period Ended:  September 30, 2002

         |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION


                              SUNBEAM CORPORATION
                              -------------------
                            (Full name of registrant)


                                       N/A
                                       ---
                           (Former name if applicable)


                           2381 Executive Center Drive
                           ---------------------------
           (Address of principal executive office (street and number))


                            Boca Raton, Florida 33431
                            -------------------------
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                  Sunbeam Corporation filed a petition for relief under Section 1121(a) of Title 11 of the United States Bankruptcy Code on February 6, 2001. On September 6, 2002, Sunbeam Corporation filed its Third Amended Plan of Reorganization with the United States Bankruptcy Court for the Southern District of New York, which was supplemented on October 29, 2002. A hearing regarding the confirmation of the Third Amended Plan of Reorganization is scheduled for November 20, 2002. In light of the significant resources and time dedicated to the preparation of the Third Amended Plan of Reorganization and the related confirmation process, Sunbeam Corporation is not in a position to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002. Nevertheless, Sunbeam Corporation does intend to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Stephen R. Isko                                           561-912-4100
--------------------------------------------------------------------------------
(Name)                                            (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          |_| Yes |X| No


                Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001. Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002. Quarterly Report on Form 10-Q for the fiscal quarter ended and June 30, 2002.


         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |_| Yes |X| No


         Sunbeam Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2002

                                         By: /s/ Steven R. Isko
                                             --------------------------------
                                             Name: Steven R. Isko
                                             Title: Senior Vice President








                                       3